


20170174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2017

Laura Richardson
The Kroger Co.
laura.richardson@kroger.com

Re: The Kroger Co.

Dear Ms. Richardson:

This is in regard to your letter dated February 22, 2017 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Kroger's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Kroger therefore withdraws its February 17, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

LAURA RICHARDSON
CORPORATE COUNSEL

EMAIL: LAURA.RICHARDSON@KROGER.COM
TELEPHONE: 513-762-4432

February 22, 2017

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *The Kroger Co. – Withdrawal of No-action Request*
Shareholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

By letter dated February 17, 2017, The Kroger Co. ("Kroger") submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to Kroger's intention to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (the "Proposal") submitted by the New York State Common Retirement Fund (the "Proponent").

Enclosed as Exhibit A is a copy of correspondence between Kroger and the Office of the State Comptroller, the trustee and authorized representative of the Proponent, dated February 22, 2017, withdrawing the Proposal ("Proponent's Letter"). In reliance on Proponent's Letter, Kroger respectfully advises the Staff that it hereby withdraws the No-Action Request Letter.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at 513-762-4432.

Sincerely,

Laura Richardson
Corporate Counsel

cc: New York State Common Retirement Fund

Exhibit A

Richardson, Laura M

From: PDoherty@osc.state.ny.us
Sent: Wednesday, February 22, 2017 12:09 PM
To: Richardson, Laura M
Cc: Lindsay-Walker, Suzanne A; Wheatley, Christine S
Subject: Withdrawal of NYS Shareholder Resolution
Attachments: SKMBT_75117022211540.pdf

Importance: High

Ms. Richardson -
Please see the attached withdrawal letter.
- Patrick Doherty

Patrick Doherty
Director - Corporate Governance
State of New York
Office of the State Comptroller
59 Maiden Lane, 30th Floor
New York, New York 10038
212.383.1428 (Tel.)
212.383.1331 (Fax)

Notice: This communication, including any attachments, is intended solely for the use of the individual or entity to which it is addressed. This communication may contain information that is protected from disclosure under State and/or Federal law. Please notify the sender immediately if you have received this communication in error and delete this email from your system. If you are not the intended recipient, you are requested not to disclose, copy, distribute or take any action in reliance on the contents of this information.

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

February 22, 2017

Ms. Laura Richardson
Corporate Counsel
The Kroger Company
1014 Vine St.
Cincinnati, Ohio 45202

Dear Ms. Richardson:

On the basis of the information your company has provided us regarding your sustainability reporting program, I hereby withdraw the stockholder resolution filed with the Kroger Company, by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

LAURA RICHARDSON
CORPORATE COUNSEL

EMAIL: LAURA.RICHARDSON@KROGER.COM
TELEPHONE: 513-762-4432

February 17, 2017

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *The Kroger Co.*
Shareholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that The Kroger Co. ("Kroger") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by the New York State Common Retirement Fund (the "Proponent").

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if Kroger omits the Proposal from the 2017 Proxy Materials. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before Kroger intends to file the 2017 Proxy Materials in definitive form with the Commission. Kroger intends to file and make available to shareholders its 2017 Proxy Materials on or about May 10, 2017. Kroger's Annual Meeting of Shareholders is scheduled to be held on June 22, 2017. Kroger intends to file definitive copies of the 2017 Proxy Materials with the Commission at the same time the 2017 Proxy Materials are first made available to shareholders.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), Kroger has submitted this letter, the related relevant correspondence between Kroger and the Proponent, and the related exhibits to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and related exhibits is being simultaneously provided by email on this date to the Proponent informing it of Kroger's intention to exclude the Proposal from the 2017 Proxy Materials.

Kroger agrees to promptly forward to the Proponent any Staff response to Kroger's no-action request that the Staff transmits to Kroger by mail, email and/or facsimile. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that Kroger is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that the Kroger Company issue an annual sustainability report describing the company's short- and long-term responses to [environmental, social and governance ("ESG")]-related issues. The report should be prepared at a reasonable cost, omit proprietary information, and be made available to shareholders before December, 2017.

A copy of the Proposal attached hereto as Exhibit A.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because Kroger has substantially implemented the Proposal.

III. ANALYSIS

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release").

Under this standard, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In applying Rule 14a-8(i)(10), the Staff consistently has concurred with the exclusion of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed.

The Staff has concurred in the exclusion of proposals requesting that a company's board of directors prepare a report on a particular corporate initiative when the company has published information about that initiative on its website. *See Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting that the board of directors prepare a report on the child labor practices of the company's suppliers was substantially implemented when the company had published information on its website with respect to its vendor code and monitoring programs). *See also Honeywell International, Inc.* (avail. Feb. 21, 2007) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had disclosed its sustainability policies on its website); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had published a stewardship report on its website).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release, at n.30 and accompanying text. *See, e.g., Hewlett- Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. Thus, in the context of evaluating whether a company has substantially implemented a proposal that requests a review and report, the Staff has taken into account a company's existing disclosures, even if not issued in the form of a report in response to a proposal. For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, recon. denied Feb. 29, 2012), in which the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow*

Chemical Co. (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal requesting that the company issue a report based upon the company having already publicly disclosed the subject matter of the requested report).

In addition, companies seeking exclusion of shareholder proposals under Rule 14a-8(i)(10) need not implement the proposal in exactly the same manner set forth by the proponent. *See Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91 % of its domestic workforce). Rather, the permissibility of exclusion under Rule 14a-8(i)(10) should focus on whether the "essential objective" of the proposal was filled. *See Anheuser-Busch Cos., Inc.* (Jan. 17, 2007).

B. Discussion

The Proposal requests that Kroger's Board issue an annual sustainability report describing Kroger's short and long-term responses to environmental, social and governance ("ESG") related issues. Kroger already issues an annual Sustainability Report discussing its short-term and long-term responses to environmental, social, economic and supply chain related issues (the "Sustainability Report"). In July 2016, Kroger issued its tenth annual Sustainability Report, which is available on its corporate website at http://sustainability.kroger.com, and its Sustainability Goals for 2020 (the "2020 Goals"), which are available on its corporate website at http://sustainability.kroger.com/2020-goals.html. The 2020 Goals describe Kroger's new and expanded sustainability commitments to increase responsible sourcing and improve eco-stewardship by 2020. As discussed below, the Sustainability Report and the 2020 Goals, each disclosed on Kroger's website, already provide the information requested in the Proposal.

The following are examples from the 2016 Sustainability Report discussing Kroger's short-term and long-term responses to ESG-related issues:

- Fighting Hunger. Kroger has a long-term commitment to fight hunger in the communities in which we operate. In 2015, Kroger's family of stores contributed 83 million pounds of food and other products to our local food banks. Kroger has created an innovative industry-leading Perishable Donations Program that provides safe, nutritious food to local food banks. In 2015, 56 million pounds of fresh food – the equivalent of more than 46 million meals – was donated by our stores to local food banks. As a result of Kroger's work and our partnership with Feeding America, many other national and regional retailers now also donate perishable products to local food banks. *See pages 7-12 of the Sustainability Report.*

- Palm Oil. Today, palm oil is the world's leading oil crop and accounts for roughly one-third of the global vegetable oil production. In April 2013, Kroger adopted a company policy about the use of palm oil in our corporate brand products. We committed to purchase 100% certified sustainable palm oil to be used in these products by the end of 2015. We have met that goal and continue to work with suppliers to maintain the integrity of this commitment. *See page 37 of the 2016 Sustainability Report.*

- Sustainable Seafood. Kroger has a long-term commitment to source seafood sustainably. In 2010, Kroger announced a five year goal to source 100% of its top 20 wild-caught species (by volume) from fisheries that are Marine Stewardship Council ("MSC") certified or on the path to certification. Kroger recently announced a commitment to source 100% of its wild-caught seafood from fisheries that are MSC certified, in MSC full assessment, in comprehensive Fishery Improvement Projects, or certified by other GSSI-recognized programs. *See pages 31-36 of the 2016 Sustainability Report.*

- Zero Waste. Moving our facilities toward "zero waste" is one of Kroger's key sustainability priorities. Several years ago, Kroger joined the EPA's Waste Wise Program and adopted the EPA's "zero waste" definition for our company-wide sustainability efforts. Our goal is to meet and exceed the EPA's zero waste threshold of 90% in all our facilities. In 2015, we expanded the enterprise-wide waste diversion initiative in all grocery stores. In 2015, 31 of our 33 corporate managed manufacturing plants were designated as "zero waste" facilities. In 2015, our manufacturing plants reduced the amount of waste sent to landfill by 7.5 million pounds, a 49.3% waste reduction from 2014. Kroger continues to drive its in-store plastic bag recycling program with associates and customers. In 2015, this program recycled 38 million pounds of plastic from our stores and distribution centers. *See pages 60-65 of the 2016 Sustainability Report.*

As demonstrated above, Kroger has already has taken actions to address the underlying concerns and essential objectives of the Proposal. Thus, the Proposal has been "substantially implemented" and is excludable under Rule 14a-8(i)(10).

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if Kroger excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at 513-762-4432.

Sincerely,



Laura Richardson
Corporate Counsel

Enclosures

cc: New York State Common Retirement Fund

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

January 3, 2017

Ms. Christine Wheatley
Corporate Secretary
The Kroger Company
1014 Vine St.
Cincinnati, Ohio 45202-1100

Dear Ms. Wheatley:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Kroger Company., shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Kroger decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Enclosures

Whereas:
Managing and reporting environmental, social and governance (ESG) business practices helps companies compete in a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations. Reporting allows companies to publicize and gain strategic value from existing sustainability efforts and identify emerging risks and opportunities.

ESG issues can pose significant risks to business, and without proper disclosure, stakeholders and analysts cannot ascertain whether the company is managing its ESG exposure.

More than 1,200 institutional investors managing over $33 trillion have joined The Principles for Responsible Investment, and publicly commit to seek comprehensive corporate ESG disclosure and incorporate it into investment decisions.

The link between strong sustainability management and value creation is increasingly evident. A 2012 Deutsche Bank review of 100 academic studies, 56 research papers, two literature reviews, and four meta-studies on sustainable investing found 89% of studies demonstrated that companies with high ESG ratings show market-based outperformance, and 85% of the studies indicated that these companies experience accounting-based outperformance.

The majority of large corporations also recognize the value of sustainability reporting. As of December 2012, 53% of the S&P 500 and 57% of the Fortune 500 published a corporate sustainability report; 63% of S&P 500 reporters utilized the Global Reporting Initiative (GRI) Guidelines. According to a 2011 KPMG report, 80% of Fortune Global 250 companies produce GRI-based sustainability reports.

Bloomberg reports that the number of customers accessing ESG information on its terminals provided to investors has increased on average 47.7% annually between 2009 and 2012.

Resolved:
Shareholders request that the Kroger Company issue an annual sustainability report describing the company's short- and long-term responses to ESG-related issues. The report should be prepared at a reasonable cost, omit proprietary information, and be made available to shareholders before December, 2017.

Supporting Statement:
The report should address relevant policies, practices, metrics and goals on topics such as: greenhouse gas emissions, water management, waste minimization, energy efficiency, and other relevant environmental and social impacts. The report should include objective quantitative indicators and goals relating to each issue, where feasible.

We recommend that Kroger consider using the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. The GRI is an international organization developed with representatives from business, environmental, human rights and labor communities. The Guidelines cover environmental impacts, labor practices, human rights, product responsibility, and community impacts. The Guidelines provide a flexible reporting system that allows the omission of content irrelevant to company operations.

The Governance & Accountability Institute found that companies who use the GRI framework experience positive associations with inclusion in sustainability-focused stock indices, higher CDP and Bloomberg ESG Disclosure scores, and more favorable third-party disclosure transparency ratings.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

January 3, 2017

Ms. Christine S. Wheatley
Corporate Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Dear Ms. Wheatley,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of The Kroger Co. continuously for at least one year as of and including January 3, 2017.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 2,535,577 shares of common stock as of January 3, 2017 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Tana Harris – NYSCRF
Eri Yamaguchi - NYSCRF

4 Chase Metrotech Center 4th[h] Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 4508 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.